Exhibit 3.1.r

CERTIFICATE OF AMENDMENT
OF
RESTATED CERTIFICATE OF INCORPORATION
OF
GENTA INCORPORATED

Pursuant to Section 242 of the
General Corporation Law of the State of Delaware

Genta Incorporated (the "Corporation"), a corporation duly organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify as follows:

1. The Restated Certificate of Incorporation of the Corporation, filed on August 8, 1994, and as thereafter amended from time to time, is hereby amended by deleting the first sentence of Article IV(A) and substituting in lieu thereof the following:

> "(A) Classes of Capital Stock. The total number of shares of capital stock which the corporation shall have authority to issue is six billion five million (6,005,000,000), of which six billion (6,000,000,000) shares shall be common stock, par value $.001 per share (the "Common Stock"), and five million (5,000,000) shares shall be preferred stock, par value $.001 per share (the "Preferred Stock")."

2. The foregoing Certificate of Amendment has been duly adopted by the Corporation's Board of Directors and stockholders in accordance with the provisions of the Corporation's Restated Certificate of Incorporation and the General Corporation Law of the State of Delaware.

DB1:[illegible]

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:06 PM 10/07/2008
FILED 03:48 PM 10/07/2008
SRV 081019984 - 2151090 FILE

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by Raymond P. Warrell, Jr., M.D., its Chairman and Chief Executive Officer, this 7th day of October, 2008.

GENTA INCORPORATED

By: ______________________

Name: Raymond P. Warrell, Jr., M.D

Title: Chairman and Chief Executive Officer

DB1/62167133.1